                                                     FORM N-8F

I.        GENERAL IDENTIFYING INFORMATION

         1.       Reason fund is applying to deregister:

                  [X]      MERGER
                  [ ]      LIQUIDATION
                  [ ]      ABANDONMENT OF REGISTRATION
                  [ ]      Election of status as a BUSINESS DEVELOPMENT COMPANY

         2.       Name of fund: AAL Variable Product Series Fund, Inc.

         3.       Securities and Exchange Commission File No: 811-8662

         4.       Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                  [X]      Initial Application       [ ]      Amendment

         5.       Address of Principal Executive Office:  625 Fourth Avenue South, Minneapolis, Minnesota 55415

         6.       Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:  Brett L. Agnew, 625 Fourth Avenue South, Minneapolis, Minnesota
                  55415.  (612) 340-8214

         7.       Name, address, and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR
                  270.31a-1, .31a-2]:  James E. Nelson, 625 Fourth Avenue South, Minneapolis, Minnesota 55415.
                  (612) 340-7215

         8.       Classification of fund:

                  [X]      Management company;
                  [ ]      Unit investment trust; or
                  [ ]      Face-amount certificate company.

         9.       Subclassification if the fund is a management company:

                  [X]      Open-end        [ ]     Closed-end

         10.      State law under which the fund was organized or formed:  Maryland

         11.      Provide the name and address of each investment adviser of the fund  (including the sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:  Thrivent Financial for Lutherans (formerly known as Aid Association for
                  Lutherans), 625 Fourth Avenue South, Minneapolis, MN 55415; AAL Capital Management Corporation,
                  625 Fourth Avenue South, Minneapolis, MN 55415; Janus Capital Management LLC, 100 Fillmore Street,
                  Denver, CO 80206; Oechsle International Advisors, LLC, One International Place, Boston, MA 02210;
                  Pacific Investment Management Company (PIMCO), LLC, 840 Newport Center Drive, Suite 300, Newport
                  Beach, CA 92660.

         12.      Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: Thrivent
                  Investment Management Inc. (formerly known as AAL Capital Management Corporation), 625 Fourth
                  Avenue South, Minneapolis, MN 55415.

         13.      If the fund is a unit investment trust ("UIT") provide:

                  (a)      Depositor's name(s) and address(es)
                  (b)      Trustee's name(s) and address(es)

         14.      Is there a UIT registered under the Act that served as a vehicle for investment in the fund
                  (e.g., an insurance company separate account)?

                  [X]      Yes      [ ]     No

                  If Yes, for each UIT state:

                  Name(s): Thrivent Variable Life Account I
                  File No.:         811-08289

                  Name(s): Thrivent Variable Annuity Account A
                  File No.:         811-8660

                  Name(s): Thrivent Variable Annuity Account B
                  File No.:         811-7934

                  Name(s): TLIC Variable Annuity Account A
                  File No.:         811-5242

                  Name(s): Thrivent Variable Annuity Account I
                  File No.:         811-21111

                  Name(s): Thrivent Variable Annuity Account II
                  File No.:         811-09225

         15.      (a)      Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes      [ ]     No

                  If Yes, state the date on which the board vote took place: November 12, 2003

                  If No, explain:

                  (b)      Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes      [ ]No

                  If Yes, state the date on which the shareholder vote took place:  April 7, 2004

                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

         16.      Has the fund distributed any assets to its shareholders in connection with the Merger or
                  Liquidation?

                  [X]      Yes      [ ]  No

                  (a)      If Yes, list the date(s) on which the fund made those distributions:
                           April 30, 2004

                  (b)      Were the distributions made on the basis of net assets?

                           [X]      Yes      [ ]     No

                  (c)      Were the distributions made PRO RATA based on share ownership?

                           [X]      Yes      [ ]     No

                  (d)      If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                           The number of full and fractional acquiring fund shares issued to holders of the acquired fund shares was determined on the basis of the relative net asset values of the acquired fund and corresponding acquiring fund on the effective time of the reorganization. The number of acquiring fund shares issued to each holder of acquired fund shares was determined by multiplying the number of acquired fund shares to be exchanged by the stockholder by a fraction, the denominator of which is the net asset value per share of acquiring fund shares and the numerator of which is the net asset value per share of acquired fund shares.

                  (e)      Liquidations only:
                           Were any distributions to shareholders made in kind?

                           [ ]      Yes     [ ]      No

                           If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

         17.      Closed-end funds only:
                  Has the fund issued senior securities?

                  [ ]      Yes      [ ]     No

                  If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

         18.      Has the fund distributed all of its assets to the fund's shareholders?

                  [X]      Yes      [ ]     No

                  If No,
                  (a)      How many shareholders does the fund have as of the date this form is filed?

                  (b)      Describe the relationship of each remaining shareholder to the fund:

         19.      Are there any shareholders who have not yet received distributions in complete liquidation of their interests? No

III.  ASSETS AND LIABILITIES

         20.      Does the fund have any assets as of the date this form is filed?

                  [ ]      Yes      [X]  No

                  If Yes,
                  (a)      Describe the type and amount of each asset retained by the fund as of the date this form is filed:

                  (a)      Why has the fund retained the remaining assets?

                  (b)      Will the remaining assets be invested in securities?

                  [ ]      Yes      [ ]     No

         21.      Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [ ]      Yes      [X]     No

                  If Yes,
                  (a)      Describe the type and amount of each debt or other liability:

                  (b)      How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

         22.      (a)      List the expenses incurred in connection with the Merger or Liquidation:

                           (i)      Legal expenses: $37,000

                           (ii)     Accounting expenses: $15,000

                           (iii)    Other expenses (list and identify separately):

                                    Proxy Solicitation and Printing: $164,132.15

                           (iv)     Total expenses (sum of lines (i)-(iii)) above: $216,132.15

                  (b)      How were these expenses allocated?

                  (c)      Who paid those expenses? The Registrant's Investment Adviser

                  (d)      How did the fund pay for unmerited expenses (if any)?

         23.      Has the fund previously filed an application for an order of the Commission regarding the
                  Merger or Liquidation?

                  [ ]      Yes      [X]     No

                  If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

         24.      Is the fund a party to any litigation or administrative proceedings?

                  [ ]      Yes      [X]     No

                  If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

         25.      Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [ ]       Yes     [X]      No

                  If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

         26.      (a)      State the name of the fund surviving the Merger: Thrivent Series Fund, Inc.

                  (b)      State the Investment Company Act file number of the fund surviving the Merger:
                           811- 4603

                  (c)      If the merger or reorganization agreement have been filed with the Commission, state the file number(s), form type used and date the agreement was filed: 333-111964,
                           Form N-14 filed March 5, 2004.

                  (d)      If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                                   VERIFICATION

The  undersigned  states that (i) he has executed  this Form N-8F  application  for order under section 8(f) of the
Investment  Company Act of 1940 on behalf of the AAL Variable  Product Series Fund,  Inc., (ii) he is the Assistant
Secretary of the AAL Variable  Product Series Fund,  Inc., and (iii) all actions by  shareholders,  directors,  and any other body  necessary to authorize the  undersigned  to execute and file this Form N-8F  application  have been taken.  The  undersigned  also states that the facts set forth in this Form N-8F  application  are true to the best of his knowledge, information, and belief.

                                                              (Signature)

                                                              /s/ Brett L. Agnew
                                                              ---------------------------------
                                                              Brett L. Agnew
                                                              Assistant Secretary